EXHIBIT 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Nine months ended
	September 30		Year Ended December 31,
	2010	2009	2008	2007	2006	2005 (1)
Fixed Charges:
Interest expense	$6,400,285	$7,118,461	$4,787,748	$2,799,194	$1,555,671	$1,802,042
Imputed interest on the rental expenses	$20,308	$54,301	$210,437	$130,516	$36,298	—
Amortized premiums, discounts and capitalized expenses related to indebtedness	—	—	—	—	—	—
An estimate of the interest within rental expense	—	—	—	—	—	—
Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—	—
Total fixed charges	$6,420,593	$7,172,762	$4,998,185	$2,929,710	$1,591,969	$1,802,042

Preference Security Dividend:	—	—	—	—	—	—

Earnings:
pre-tax income	$43,249,743	$49,409,448	$33,845,605	$19,956,860	$4,692,414	$6,343,156
fixed charges	$6,420,593	$7,172,762	$4,998,185	$2,929,710	$1,591,969	$1,802,042
amortization of capitalized interest	1,561	—	—	—	—	—
distributed income of equity investees	—	—	—	—	—	—
share of pre-tax losses of equity investees	—	—	—	—	—	—
Less:						—
interest capitalized	681,778	23,375	—	—	—	—
preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—	—
the non-controlling interest in pre-tax income of subsidiaries that have not incurred fixed charges	—	—	—	—	$15,047	$76,429
Total earnings	$48,990,119	$56,558,835	$38,843,790	$22,886,570	$6,269,336	$8,068,769

Ratios
Earnings to fixed charges	7.63	7.89	7.77	7.81	3.94	4.48
Sum of fixed charges and preference dividends to earning	0.13	0.13	0.13	0.13	0.25	0.22

Pro forma ratios (excluding interest expenses)
Earnings to fixed charges	N/A	N/A	N/A	N/A	N/A	N/A
Sum of fixed charges and preference dividends to earnings	—	—	—	—	—	—

(1) Based on historical financial data of our subsidiary, Henan Zhongpin Food Share Co., Ltd., our deemed predecessor.